Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Medicis Pharmaceutical Corporation for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedule of Medicis Pharmaceutical Corporation and the effectiveness of internal control over financial reporting of Medicis Pharmaceutical Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

May 10, 2012